January 17, 2008

Jennifer Gowetski
Attorney-Advisor
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	SEC’s Comment Letter of December 7, 2007
Essex Property Trust, Inc.
Definitive 14A
Filed April 3, 2007
File No. 001-13106

Dear Ms. Gowetski:

We represent Essex Property Trust, Inc. (“Essex”).  We refer to the SEC’s comment letter, dated December 7, 2007, regarding Essex’s Definitive 14A proxy statement, filed April 3, 2007.  This letter is to confirm that per our exchange of voicemail messages, Essex plans to respond to the comment letter by or before February 1, 2008.

Sincerely,

/s/ Stephen J. Schrader

Stephen J. Schrader
Tel: +1 415 576 3028
stephen.j.schrader@bakernet.com

SJS/lb